UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

PDC 2003-A LIMITED PARTNERSHIP
(Name of Issuer)

PDC 2003-A Limited Partnership
Petroleum Development Corporation
DP 2004 Merger Sub, LLC
Gysle R. Shellum
Barton R. Brookman, Jr.
Daniel W. Amidon
(Names of Persons Filing Statement)
Limited Partnership Units
(Title of Class of Securities)
(CUSIP Number of Class of Securities)

Daniel W. Amidon
1775 Sherman Street, Suite 3000
Denver, CO 80203
(303) 860-5800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)
This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,281,281	$381

*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying the 403.85 limited partnership units held by limited partners unaffiliated with Petroleum Development Corporation by $8,125 per limited partnership unit.

**	Calculated by multiplying the transaction valuation calculated above of $3,281,281 by 0.0001161.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$381
Form or Registration No.:	Schedule 14A
Filing Party:	PDC 2003-A Limited Partnership
Date Filed:	June 23, 2011

INTRODUCTION
This Amendment No. 4 to the transaction statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder, by (i) PDC 2003-A Limited Partnership, a West Virginia limited partnership (the “Partnership,” and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby); (ii) Petroleum Development Corporation, a Nevada corporation and managing general partner of the Partnership (“PDC”); (iii) DP 2004 Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of PDC (the “Merger Sub”); (iv) Gysle R. Shellum; (v) Barton R. Brookman, Jr.; and (vi) Daniel W. Amidon (Messrs. Shellum, Brookman and Amidon together with the Partnership, PDC and the Merger Sub, the “Filing Persons”).
The Partnership filed a definitive proxy statement (the “Definitive Proxy Statement”) on September 12, 2011 with the SEC under Regulation 14A of the Exchange Act relating to the special meeting of Partnership’s limited partners other than PDC and its affiliates (the “Investors”) at which the Investors considered and voted upon proposals to approve and adopt (i) the Agreement and Plan of Merger, dated as of June 20, 2011 (the “Merger Agreement”), among the Partnership, PDC and the Merger Sub and (ii) an amendment to the Limited Partnership Agreement of the Partnership (“Partnership Agreement Amendment”). The information contained in the Proxy Statement and the Proxy Supplement, including the appendices thereto, is incorporated in its entirety herein by reference and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and Proxy Supplement and the appendices thereto. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person, and none of the Filing Persons takes responsibility for the accuracy of any information not supplied by such Filing Person.
This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.

ITEM 15. ADDITIONAL INFORMATION.
Item 15(c) is hereby amended and supplemented as follows:
On October 28, 2011, at a special meeting of the Investors, the Investors voted to approve and adopt each of the Partnership Agreement Amendment and the Merger Agreement. The number of limited partnership units held by Investors voted in favor of the Partnership Agreement Amendment was 239.8 or approximately 59% of the limited partnership units outstanding and entitled to vote as of the record date. The number of limited partnership units held by Investors voted in favor of the Merger Agreement was 232.3 or approximately 58% of the limited partnership units outstanding and entitled to vote as of the record date.
On November 2, 2011, pursuant to the Merger Agreement, the Partnership was merged with and into the Merger Sub, with the Merger Sub continuing as the surviving entity (such transaction, the “Merger”). As of the effective time of the Merger, all of the Partnership’s outstanding limited partnership units held by Investors (other than limited partnership units held by Investors who properly exercise appraisal rights under West Virginia law) were automatically converted into the right to receive cash in an amount equal to $8,125 per limited partnership unit, plus the sum of the amounts withheld from per unit cash distributions by the partnership from October 1, 2010 through August 31, 2011 for the partnership’s well refracturing plan, less the sum of the per unit cash distributions made after August 31, 2011 and before the closing date of the merger (proportionally adjusted for partial limited partnership units) and the separate existence of the Partnership ceased. As a result of the merger, the Investors will no longer participate in the Partnership’s future earnings or growth and the Partnership became eligible for termination of registration under the Exchange Act. Accordingly, the Partnership expects to suspend the Company’s reporting obligations under the Exchange Act.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PDC 2003-A LIMITED PARTNERSHIP

By:	PETROLEUM DEVELOPMENT CORPORATION, its Managing General Partner

By:	/s/ Gysle R. Shellum GYSLE R. SHELLUM,
Chief Financial Officer

PETROLEUM DEVELOPMENT CORPORATION

By:	/s/ Gysle R. Shellum

GYSLE R. SHELLUM,
Chief Financial Officer

DP 2004 MERGER SUB, LLC

By:	PETROLEUM DEVELOPMENT CORPORATION, its Sole Member

By:	/s/ Gysle R. Shellum

GYSLE R. SHELLUM, Chief Financial Officer

GYSLE R. SHELLUM

/s/ Gysle R. Shellum

Gysle R. Shellum

BARTON R. BROOKMAN, Jr.

/s/ Barton R. Brookman, Jr.

Barton R. Brookman, Jr.

DANIEL W. AMIDON

/s/ Daniel W. Amidon

Daniel W. Amidon
Dated: November 8, 2011